Filed Pursuant to Rule 424(b)(3)
Registration No. 333-48627

PROSPECTUS

WORTHINGTON INDUSTRIES, INC.
200 Old Wilson Bridge Rd., Columbus, Ohio 43085
(614) 438-3210

DIVIDEND REINVESTMENT

AND

STOCK PURCHASE PLAN

1,000,000 Common Shares Without Par Value

Trading Symbol:  New York Stock Exchange - WOR

We are offering our shareholders a simple and convenient method for purchasing common shares, without payment of any brokerage commissions or service charges, through the Dividend Reinvestment and Stock Purchase Plan (the “Plan”).  Shareholders who elect to participate in the Plan may:

•	Have cash dividends on all or any part of their common shares automatically reinvested in common shares.

•	Invest optional cash payments ranging from $50 to $5,000 per month in common shares, whether or not dividends are being reinvested.

Common shares purchased under the Plan may be purchased from us or purchased for participants in the open market, at our option.  The price of the common shares purchased from us will be the average of the closing sales prices reported on the New York Stock Exchange on the five business days immediately preceding the applicable purchase date for which such prices have been reported.  If the common shares are purchased in the open market, the price of the common shares will be the average purchase price of the common shares.  The closing price of our common shares on October 19, 2009 was $13.45.

Shareholders enrolled in the Plan will continue to be enrolled until they notify Wells Fargo Shareowner Services, administrator for the Plan, in writing, that they wish to withdraw.  Shareholders who do not participate and do not wish to participate in the Plan will continue to receive cash dividends in the usual manner.

Investment in our common shares, as with any investment in securities, involves investment risks, including the possible loss of principal.  You should carefully read the risk factors described in our filings with the Securities and Exchange Commission.

_______________________________________
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

October 22, 2009

THE COMPANY

Worthington Industries, Inc. (“Worthington” or the “Company”) is primarily a diversified metal processing company, focused on value-added steel processing and manufactured metal products, such as metal framing, pressure cylinders, automotive past- and current-model year service stampings and, through joint ventures, metal ceiling grid systems and laser-welded blanks.  We operate numerous facilities, including equity positions in certain joint ventures worldwide, and our corporate headquarters is located in Columbus, Ohio.  Our common shares are traded on the New York Stock Exchange under the symbol “WOR.”  We maintain an Internet site at: www.worthingtonindustries.com.

The Company has three principal reportable business segments: Steel Processing, Metal Framing and Pressure Cylinders.  The Steel Processing business segment consists of the Worthington Steel business unit (“Worthington Steel”).  The Metal Framing business segment consists of the Dietrich Metal Framing business unit (“Dietrich”).  The Pressure Cylinders business segment consists of the Worthington Cylinder business unit (“Worthington Cylinders”).  All other business units not included in these three reportable business segments are combined and disclosed in the “Other” category, which also includes income and expense items not allocated to the business segments.  The Other category includes the Automotive Body Panels, Construction Services and Steel Packaging business units.

Safe Harbor Statement

The company wishes to take advantage of the Safe Harbor provisions included in the Private Securities Litigation Reform Act of 1995 (the “Act”).  Statements by the Company  relating to business plans or future or expected growth, performance, sales, volumes, cash flows, earnings, financial condition or other financial measures; projected capacity and working capital needs; demand trends for the Company  or its markets; pricing trends for raw materials and finished goods and the impact of pricing charges; anticipated capital expenditures and asset sales; anticipated improvements and efficiencies in operations, sales, sourcing and the supply chain; anticipated impacts of transformation efforts; projected timing, results, benefits, costs, charges and expenditures related to acquisitions, headcount reductions and facility dispositions, shutdowns and consolidations; the alignment of operations with demand; the ability to develop or take advantage of  future opportunities, new products and markets; expectations for Company  and customer inventories, jobs and orders; expectations for the economy and markets or improvements therein; expected benefits from transformation plans, cost reduction efforts and other new initiatives; expectations for improving earnings, margins or shareholder value; effects of judicial rulings and other non-historical matters constitute “forward-looking statements” within the meaning of the Act.  Because they are based on beliefs, estimates and assumptions, forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those projected.  Any number of factors could affect actual results, including, without limitation, the effect of national, regional and worldwide economic conditions generally and within major product markets, including a prolonged or substantial economic downturn; the effect of conditions in national and worldwide financial markets; product demand and pricing; changes in product mix, product substitution and market acceptance of the Company ’s products; fluctuations in pricing, quality or availability of raw materials (particularly steel), supplies, transportation, utilities and other items required by operations; effects of facility closures and the consolidation of operations; the effect of financial difficulties, consolidation and other changes within the steel, automotive, construction and other industries in which the Company  participates; failure to maintain appropriate levels of inventories; financial difficulties (including bankruptcy filings) of original equipment manufacturers, end-users and customers, suppliers, joint venture partners and others with whom the Company  does business; the ability to realize targeted expense reductions from head count reductions, facility closures and other cost reduction efforts; the ability to realize other cost savings and operational, sales and sourcing improvements and efficiencies, and other expected benefits from transformation initiatives on a timely basis; the overall success of, and the ability to integrate, newly-acquired businesses and achieve synergies therefrom; capacity levels and efficiencies, and other expected benefits from transformation initiatives within facilities and within the industry as a whole; the effect of disruption in business of suppliers, customers, facilities and shipping operations due to adverse weather, casualty events, equipment breakdowns, acts of war or terrorist activities or other causes; changes in customer demand, inventories, spending patterns, product choices, and supplier choices; risks associated with doing business internationally, including economic, political and social instability, and foreign currency exposure; the ability to improve and maintain processes and business practices to keep pace with the economic, competitive and technological environment; adverse claims experience with respect to workers compensation, product recalls or liability, casualty events or other matters; deviation of actual results from estimates and/or assumptions used by the Company  in the application of its significant accounting policies; level of imports and import prices in the Company ’s markets; the impact of judicial rulings and governmental regulations, both in the United States and abroad; and other risks described from time to time in the Company ’s filings with the United States Securities and Exchange Commission (the “SEC”).

INFORMATION INCORPORATED BY REFERENCE

The rules and regulations of the SEC allow us to incorporate certain information about Worthington and our financial condition into this prospectus by reference.  This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC and information that we file later with the SEC will automatically update and supersede this information.  The information incorporated by reference is considered to be a part of this prospectus.

We have incorporated by reference into this Prospectus the following documents that we have filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended May 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2009;

•	Our Current Reports on Form 8-K filed/furnished on June 1, 2009; June 9, 2009; July 15, 2009; July 20, 2009; September 4, 2009; September 30, 2009; and October 2, 2009; and

•	The description of our common shares contained in “Item 5. Other Information” of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1998.

We also incorporate by reference into this prospectus all documents we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus and prior to the termination of this offering.

Pursuant to General Instruction B of Form 8-K, any information furnished pursuant to “Item 2.02.  Results of Operations and Financial Condition” or “Item 7.01.  Regulation FD Disclosure” of Form 8-K is not deemed “filed” for purposes of Section 18 of the Exchange Act, and we are not incorporating by reference any information furnished pursuant to Item 2.02 or 7.01 (or former Item 9 or Item 12) of Form 8-K into this prospectus.

Upon written or oral request, we will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.  Requests should be made in writing to Investor Relations, Worthington Industries, Inc., 200 Old Wilson Bridge Road, Columbus, OH  43085, or by telephone at (614) 438-3210.

We file annual reports, quarterly reports and current reports as well as proxy statements and other information with the SEC.  You may also read and copy any reports, proxy statements and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549 or by calling the SEC at 1-800-SEC-0330.  The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy statements and other information regarding Worthington.  The information on the SEC internet site and on our internet site is not part of this Prospectus.  In addition, our common shares are traded on the New York Stock Exchange and reports, proxy statements and other information we file can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY  10005.

DESCRIPTION OF THE PLAN

A description of the Plan is set forth in the following questions-and-answers.

The Plan was initially approved by our Board of Directors on November 15, 1984, and amended by the Board on February 27, 1998.

Purpose

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide our shareholders with a simple and convenient method of investing cash dividends and additional cash in common shares without paying any brokerage commission or service charge.  Any purchase of these common shares from us will generate funds, which will be used for general corporate purposes.

Participant Options

2.	What options are available to participants in the Plan?

As a participant in the Plan:

•	You may have all your cash dividends automatically reinvested, and may also make cash purchases of not less than $50 nor more than $5,000 per month.

•
You may have cash dividends on some of your common shares automatically reinvested, continue to receive cash dividends on the rest of your common shares, and also make cash purchases of not less than $50 nor more than $5,000 per month.

•	You may make optional cash purchases of not less than $50 nor more than $5,000 per month, whether or not dividends on your common shares held outside of the Plan are being reinvested.

Advantages

3.	What are the advantages of the Plan?

•	You will pay no brokerage commission or service charge in connection with purchases under the Plan.

•
Your funds will be fully invested because the Plan permits fractions of common shares to be credited to your account.  Dividends on fractional common shares, as well as on whole common shares, will be reinvested in additional common shares and these common shares will be credited to your account.

•	You will avoid the need for safekeeping share certificates for common shares credited to your account under the Plan.

•	You will receive regular statements from the Agent (as described in Questions 4 and 5) reflecting all current activity, including purchases, and your latest balance to simplify your recordkeeping.

Administration

4.	Who administers the Plan for participants?

The Plan is currently administered by Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. (the “Agent”). Wells Fargo Bank, N.A. is also the transfer agent for our common shares.  The Agent will keep and maintain Plan records and serve as custodian for common shares held in the Plan.  As agent for the Plan, the Agent will hold common shares purchased for Plan participants.  The Agent is also responsible for purchasing and selling common shares for your Plan account, including the selection of any broker or dealer through which Plan purchases and sales are made.  We have no control over the times or prices at which the Agent effects transactions or the selection of any broker or dealer used by the Agent.  We may change the Agent of the Plan at any time.

5.	Who has been selected as Agent?

The Agent is Wells Fargo Bank, N.A. whose address and telephone numbers are:

Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856

Certified/Overnight Mail:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

General Information:
Toll Free Telephone: 1-800-468-9716
Telephone: 651-450-4064 (outside the United States)
Fax: 651-450-4085

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., Central Time, Monday through Friday.

Internet:
General Inquiries - www.wellsfargo.com/shareownerservices
Account Information - www.shareowneronline.com

Participation

6.	Who is eligible to participate?

If you are a shareholder and you have common shares registered in your name, you are eligible to participate.  If your common shares are registered in a name other than your own (for example, in the name of a broker or other nominee) and you want to participate, you may either make appropriate arrangements for your broker or nominee to participate, or you may become a shareholder of record by having some or all of your common shares transferred into your own name.

7.	How does an eligible shareholder participate?

As a shareholder of record of our common shares, you may join the Plan by signing an Authorization Card and returning it to the Agent.  If common shares are registered in more than one name (i.e., joint tenants, trustees, etc.), all registered shareholders must sign the Authorization Card.  You may obtain an Authorization Card at any time by calling or writing to the Agent at the address listed in Question 5.

8.	Is partial participation possible under the Plan?

Yes.  If you are a shareholder of record and you want to reinvest the dividends on some (but not all) of your certificated common shares, sign the Authorization Card and indicate the number of common shares for which you want dividends reinvested under “Partial Dividend Reinvestment.”

9.	When may an eligible shareholder join the Plan?

As an eligible shareholder, you may join the Plan at any time.

If your signed Authorization Card is received by the Agent on or before the record date for a dividend payment, reinvestment of your dividends will begin with that dividend payment.  If the Authorization Card is received after that record date, reinvestment of your dividends will begin with the following dividend payment.  Dividend payment dates will ordinarily occur on or about the 29th of March, June, September and December, and corresponding record dates are usually approximately two to three weeks before the payment dates.  (See Questions 16 through 18 for information on cash purchases.)

10.	What options are available on the Authorization Card?

The Authorization Card allows you to arrange for the purchase of additional common shares through the following investment options:

•
“Full Dividend Reinvestment” directs the Agent to invest all of your cash dividends on all of the common shares then or subsequently registered in your name, and also permits you to make cash purchases of additional common shares.

•
“Partial Dividend Reinvestment” directs the Agent to reinvest cash dividends to you on the number of common shares you have specified in the appropriate place on the Authorization Card, and directs the Agent to pay the dividends on the remaining common shares.  It also permits you to make cash purchases of additional common shares.

•	“Optional Cash Purchases Only” permits you to make cash payments for the purchase of additional common shares without reinvesting dividends.

You may select either of the dividend reinvestment options, or the optional cash purchase option.

11.	How may a participant change options under the Plan?

As a participant, you may change your investment options at any time by requesting a new Authorization Card and returning it to the Agent at the address shown in Question 5.  You may also change your options by calling or going online.

Purchase of Common Shares

12.	What is the source of the common shares purchased under the Plan?

At our discretion, common share purchases will be made by the Plan’s Agent either in the open market or directly from us.  Purchases in the open market may be made on any stock exchange where our common shares are traded or by negotiated transactions on such terms as the Agent may reasonably determine.  Neither we nor any participant in the Plan will have any authority or power to direct the date, time or price at which common shares may be purchased by the Agent.

13.	When will common shares be purchased under the Plan?

Common shares will be purchased with reinvested dividends as of the date our quarterly dividend is payable (the “Dividend Payment Date”).  See Question 9.  Common shares will be purchased with optional cash payments on or about the 20th day of each month (the “Monthly Purchase Date”) other than months in which the dividend is paid.  See Questions 16 through 18.

The applicable Dividend Payment Date or Monthly Purchase Date as of which common shares are purchased is referred to as an “Investment Date.”

14.	What is the price of common shares purchased under the Plan?

The price per common share purchased from us with your reinvested dividends or your optional cash payments will be 100% of the average of the closing prices of the common shares as reported on the New York Stock Exchange for the five trading days immediately preceding the Dividend Payment Date (for reinvested dividends) or the Monthly Purchase Date (for optional cash payments).  You may not direct the time or price at which the common shares are purchased.  If there is no trading in the common shares for a substantial amount of time prior to the Dividend Payment Date or the Monthly Purchase Date, we will determine the purchase price per common share based on market quotations which we deem appropriate.

Common shares purchased in the open market for an Investment Date will be credited to your account at the weighted average price incurred to purchase all common shares acquired for that Investment Date.  (We will pay any brokerage fees or commissions involved.)

15.	How many common shares will be purchased for participants?

The number of common shares purchased for you depends on the amount of your dividends and/or cash payments and the purchase price per common share.  Your account will be credited with the number of common shares (including fractions computed to three decimal places) equal to the total amount you wish to invest divided by the applicable purchase price per common share.

16.	When is the Monthly Purchase Date?

The Monthly Purchase Date will be on or about the 20th day of each month.

17.	How are additional cash purchases made?

The option to make cash purchases is available to you, as a shareholder, only after you join the Plan by signing an Authorization Card.  You may make your initial cash purchase when you join the Plan by enclosing a check payable to the Agent with your signed Authorization Card.  After that, you can make optional cash investments at any time by check or by automatic bank withdrawals from a designated United States bank account.  Each investment can be for as little as $50. Your total investment for any month is limited to $5,000.  Cash contributions should be made payable to and mailed directly to Wells Fargo Shareowner Services at the address shown in Question 5.  A cash contribution forwarded to any other address does not constitute valid delivery. Checks drawn against non-United States banks must have the U.S. currency imprinted on the check.

No interest is paid on your payment pending its investment in Worthington common shares.  During the period that an optional cash investment is pending, the collected funds in the possession of the Agent may be invested in Permitted Investments.   For purposes of this Plan, “Permitted Investments” shall mean any money market mutual funds registered under the Investment Company Act (including those of an affiliate of the Agent or for which the Agent or any of its affiliates provides management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America.  The risk of any loss from such Permitted Investments shall be the responsibility of the Agent.  Investment income from such Permitted Investments shall be retained by the Agent.  If any optional cash investment, whether by check or automatic monthly withdrawal, is returned for any reason, the Agent will remove from the participant’s account any common shares purchased upon prior credit of such funds, and will sell these common shares. The Agent may sell other common shares in the account to recover a returned funds fee for each optional cash investment returned unpaid for any reason and may sell additional common shares as necessary to cover any market loss incurred by the Agent.

18.	When are common shares purchased for the Plan?

•
Optional cash payments.   Optional cash payments are invested on the Monthly Purchase Date.  If the 20th is not a business day, then the investment will be the next business day.  In the months the dividend is paid, the optional cash payments will be combined with the dividend payment and invested on the Dividend Payable Date.

•
Dividend Reinvestment.  Cash dividends are reinvested on the applicable Dividend Payment Date or, if the New York Stock Exchange is not open on the Dividend Payment Date, the next business day the Exchange is open.

If you wish to have a cash payment returned to you before it is invested, your request must be received by the Agent at least two business days prior to the Investment Date.

Costs

19.	Are there any out-of-pocket costs to participants in connection with purchases under the Plan?

No.  We will pay all costs of administration of the Plan.  There are no brokerage fees or commissions on common shares purchased under the Plan from us.  If common shares are purchased by the Agent for the Plan on the open market, we will pay any brokerage fees or commissions.

Taxes

20.	What are the federal income tax consequences of participation in the Plan?

Reinvested Dividends. If you elect to have your dividends reinvested, you will be treated for federal income tax purposes as having received a taxable distribution of the dividends that are reinvested.  The tax basis of the common shares purchased with your dividends will be equal to the purchase price of such common shares, including the amount of any brokerage commissions paid by us on your behalf.

The holding period for common shares credited to your account under the dividend reinvestment option will begin on the day following the date on which your dividends are reinvested.

Cash Purchases.  If you elect the Plan’s cash purchase option, common shares will be purchased at fair market value determined as described under Question 14, and you will not have taxable income as a result of that purchase.  The tax basis per common share will equal the purchase price of such common share, including the amount of any brokerage commissions paid by us on your behalf.

The holding period for the common shares credited to your account under the cash purchase option will begin on the day following the date on which the cash purchase is made.

Other Consequences.  You will not recognize any taxable income when you receive certificates for whole common shares that have been credited to your account.

You may recognize a gain or loss when common shares acquired through the Plan are sold or exchanged, whether by the Agent at your request to terminate your participation in the Plan, or by you after you receive a share certificate from the Plan, or when you receive a cash adjustment for a fractional common share.  The amount of any such gain or loss will be equal to the difference between the amount that you receive for the common shares, or fraction of a share, and the tax basis of the common shares.

At the end of each calendar year, the Agent will notify you and the Internal Revenue Service of the amount of your annual dividend income.  Dividends are generally considered taxable to individuals as ordinary income, and you must include your dividend income on your federal income tax return.  In addition, the Internal Revenue Service has ruled that the amount of brokerage commissions paid by us on your behalf is to be treated as a distribution to you which is subject to federal income tax in the same manner as dividends.  The sum of dividends reinvested in common shares and/or any cash payments you make to purchase common shares, plus the amount of any brokerage commissions paid by us on your behalf, becomes your cost basis for those common shares.

We are required to withhold for federal income tax purposes a percentage of all dividend payments to you unless:

•	you have furnished your taxpayer identification (social security) number; and

•	you have certified that you are not subject to backup withholding.

You should previously have been requested by us or your broker to submit all information and certifications required in order to exempt you from backup withholding if an exemption is available.

If you are subject to back-up withholding tax on dividends, or if you are a foreign shareholder whose dividends are subject to federal income tax withholding, the required federal income tax will be withheld from the gross amount of the dividend and only the reduced amount will be reinvested in common shares.

Eligible shareholders considering participating in the Plan are urged to consult with their own tax advisors prior to joining the Plan.

Reports to Participants

21.	What kind of reports will be sent to participants in the Plan?

The Agent will mail quarterly statements to you of your account balance and reinvestment activity.  In addition, whenever there is activity in your account such as an additional purchase of common shares, withdrawal, transfer or sale of common shares, the Agent will mail you a separate written confirmation of that transaction.  You can also keep track of your account activity by accessing your account online at www.shareowneronline.com.

Be sure to keep your Plan statements for federal income tax purposes.  If you believe an error has been made in your Plan records, or Plan mailings to you are being misdirected, lost or stolen, promptly contact the Agent.

Dividends on Fractional Shares

22.	Will participants be credited with dividends on fractional common shares?

Yes.  Dividends on fractional common shares, as well as on whole common shares, will be credited to your account and will be reinvested in additional common shares.

Certificates for Common Shares

23.	Will certificates be issued for common shares purchased?

Common shares purchased through the Plan will be credited to your account under your name.  Certificates will only be issued to you for common shares credited to your account if you request the Agent in writing to do so or if your account is terminated.  The number of common shares credited to your account under the Plan will be shown on the statements of your account.  This service eliminates the need for you to protect against loss, theft, or destruction of share certificates.

At any time, you may request in writing that the Agent send you a certificate for all or part of the whole common shares credited to your account.  This request should be mailed to the Agent at the address listed in Question 5.

Any remaining whole common shares and fractional common shares will continue to be credited to your account.

Common shares credited to your account under the Plan may not be pledged or assigned and any attempted pledge or assignment will be void.  If you want to pledge or assign common shares in your account, you must request that a certificate for them be issued in your name.

Certificates for fractional common shares will not be issued under any circumstances.

24.	In whose name will certificates be registered when issued to participants?

Because accounts under the Plan are maintained in the name in which your common shares are registered at the time you join the Plan, certificates for whole common shares purchased under the Plan will be similarly registered when issued to you upon your request.  If you want these common shares registered and issued in a different name, you must so indicate in a written request.  Note that this is considered a new registration, and you would be responsible for any transfer taxes that may be due and for compliance with any applicable transfer requirements.

25.	May participants send certificates for common shares held in their possession to the Agent for safekeeping?

You can deposit any certificates for common shares held in your possession to the Agent for safekeeping under the Plan.  There is no required holding period for safekeeping certificates in your Plan account.  Certificates should be sent to Wells Fargo Shareowner Services at the address shown in Question 5.  These common shares represented by your certificates will be credited to your account as Plan shares. The Agent will reinvest the dividends on these common shares as specified by you.  In the future, should you want or need a stock certificate, you can request one.  However, the certificate issued to you will be a new certificate and will have the current date.

Please do NOT endorse your certificates for safekeeping.  We recommend that you use certified or registered mail with an insured value of 2% of the current market value of the common shares represented by the stock certificate.  In any case, you bear the full risk of loss, regardless of the method used, in the event the stock certificates are lost.

Termination of Participation

26.	When and how can I withdraw from the Plan?

You may discontinue the reinvestment of your dividends at any time by giving notice to the Agent.  Notice to withdraw from the Plan can be made in the following ways:

•	Access your account via the Internet at www.shareowneronline.com.

•	Complete the transaction request form attached to your Plan statement and mail the form to the Agent.

•	Call the Agent at 1-800-468-9716.

•
Mail written instructions to the Agent, including your account name/registration and your 10-digit Wells Fargo account number, signed by the authorized signer(s) as their name(s) appears on their account statement.

If your request to withdraw from the Plan is received on or after the dividend record date, but before the Dividend Payment Date, your request will be processed as soon as practicable, and you will receive a check for the dividend payment instead of dividend reinvestment.  Future dividends will be paid in cash, unless you rejoin the Plan.  If you request to transfer all shares in their Plan account between a dividend record date and Dividend Payment Date, your transfer request will be processed; however, your Plan account will not be terminated.  You may receive additional dividend reinvestment shares which will require you to submit a written request to transfer the additional shares.  In addition, termination requests of participants making optional cash investments by automatic cash withdrawal must be received by the Agent at least 15 business days prior to the scheduled Investment Date to ensure that the request is effective as to the next optional cash investment.

When closing your Plan account, you have the following choices:

•
You can request the Agent continue to hold your common shares.  The common shares you acquired through the Plan can continue to be held on your behalf on our books as a participant in the Direct Registration System. Contact the Agent as indicated above to change your dividend election.

•
You can ask for a certificate for all your Plan common shares.  You will receive a stock certificate for the whole Plan common shares credited to your Plan account along with a check for any fractional common share sold on the open market less the fees for sales (see Addendum A) and applicable withholding or transfer taxes.

•
You can request that all your Plan common shares be sold.  You will receive a check for the whole and fractional common shares sold on the open market less any fees for sales (see Addendum A) and applicable withholding or transfer taxes.

•
You can ask for a direct registration statement or certificate for a specific number of your Plan common shares and request that the rest be sold.  You will receive a direct registration statement or certificate for the number of whole common shares you want to retain in direct registration or certificated form outside of the Plan and a check for the whole and fractional common shares sold on the open market less the fees for sales (see Addendum A) and applicable withholding or transfer taxes.

Generally, the Agent processes requests to withdraw from the Plan daily. The Agent will mail your certificate and/or check to your address on record by first class mail. If you want your certificate and/or sale check mailed to another address, you must notify the Agent in writing at the time of your request to withdraw from the Plan.

We reserve the right to terminate your Plan participation if you are no longer a shareholder of record of at least one whole common share, either in certificate form or as a Plan share balance. Upon termination you will receive the cash proceeds from the sale of any fractional common share, less any brokerage commissions and applicable transfer and withholding taxes.

Other Information

27.	What happens when a participant sells or transfers all of the common shares registered in his or her name?

If you dispose of all common shares registered in your name, the Agent will continue to reinvest the dividends on common shares, if any, credited to your account under the Plan (those held in the name of the Agent or its nominee), subject to your right to withdraw from the Plan at any time.

If you have no whole common shares registered in your name and no whole common shares credited to your account under the Plan, your participation in the Plan will be terminated.  Any fractional common shares in your account will be sold and the proceeds distributed to you as discussed in Question 26.

28.	What happens when a participant sells or transfers some (but not all) of the common shares registered in his or her name?

Full Dividend Reinvestment.  If you are reinvesting the cash dividends on all of the common shares registered in your name, and you dispose of a portion of the common shares, the Agent will continue to reinvest the dividends on the remainder of the common shares registered in your name.

Partial Dividend Reinvestment. If you have directed the Agent to reinvest cash dividends to you on some of your common shares and to pay dividends on the remainder of your common shares, and you dispose of a portion of your common shares, the Agent will continue to pay dividends on the number of common shares, if any, you own in excess of the number of common shares on which you have directed the Agent to reinvest cash dividends.

29.	What happens if we declare a share split or issue a dividend payable in common shares?

If you are a participant in the Plan (whether you have elected full or partial dividend investment), all common shares issued in connection with a share split or a share dividend distributed by us will be added to your account in the Plan.

As soon as possible after the declaration of a share split or a share dividend, the Agent will send you a statement indicating the number of common shares credited to your account under the Plan as a result of the share dividend or share split.  You may receive a certificate for these common shares (other than fractional common shares) at any time by sending a written request to the Agent at the address indicated in Question 5.

30.	How will a participant’s common shares held by the Agent be voted at shareholders’ meetings?

You will receive a single proxy covering the total number of common shares you hold of record — both Plan common shares and certificated common shares. If the proxy is returned properly signed and marked for voting, all of your common shares will be voted as marked. Also, you may vote the total number of common shares in person at the Company’s Annual Meeting of Shareholders.

31.	What are the responsibilities of Worthington and the Agent under the Plan?

In administering the Plan, neither we, the Agent nor the Agent’s broker is liable for any good faith act or omission to act, including but not limited to any claim of liability (i) arising out of the failure to terminate a Plan account upon a participant’s death prior to receipt of a notice in writing of such death, (ii) with respect to the prices or times at which common shares are purchased or sold, or (iii) as to the value of the common shares acquired for you.

You should recognize that we cannot assure you of a profit or protect you against a loss on the common shares purchased by you under the Plan.

The Agent is authorized to choose a broker, including an affiliated broker, at its sole discretion to facilitate purchases and sales of common shares for you.  The Agent will furnish the name of the registered broker, including any affiliated broker, utilized in share transactions within a reasonable time upon written request from you.

The Agent undertakes to perform such duties and only such duties as are expressly set forth herein, to be performed by it, and no implied covenants or obligations shall be read into this Plan against the Agent or us.

In the absence of negligence or willful misconduct on its part, the Agent, whether acting directly or through agents or attorneys, shall not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder.  In no event shall the Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Agent shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

The Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Agent shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

32.	May the Plan be changed or discontinued?

Notwithstanding any other provision of the Plan, our Board of Directors (including any committee of the Board) reserves the right to amend, modify, suspend or terminate the Plan at any time, including the period between a record date and a Dividend Payment Date.  Notice of any material amendment or modification, or of any suspension or termination, will be mailed to all participants.

If the Plan is terminated:

•	any uninvested optional cash payments will be returned to you without interest;

•	a certificate for whole common shares credited to your account under the Plan will be issued; and

•
a cash payment will be made for any fractional common share credited to your account.  This cash payment will be based upon the closing price of the our common shares as reported on the New York Stock Exchange for the date or dates set forth in the notice of termination.

If we terminate the Plan, we will pay any termination charges that may be involved.

33.	How may shareholders obtain answers to other questions regarding the Plan?

If you have any further questions, you should direct them to the Agent at the address or telephone number provided in the answer to Question 5.

DIVIDENDS

Dividends are declared at the discretion of our Board of Directors.  Our Board of Directors reviews the dividend quarterly and establishes the dividend rate based upon our financial condition, results of operations, capital requirements, current and projected cash flows, business prospects and other factors which the directors may deem relevant.  While we have paid a dividend every quarter since becoming a publicly-owned corporation in 1968, there is no guarantee that this will continue in the future.

USE OF PROCEEDS

We do not know either the number of common shares that will ultimately be purchased under the Plan or the prices at which such common shares will be sold.  We intend to add any proceeds we receive from our sales of common shares to our general funds to be available for general corporate purposes.  We are unable to estimate the amount of the proceeds that will be devoted to any specific purposes.

LEGAL OPINIONS

The legality of the common shares offered hereby has been passed upon by Dale T. Brinkman, Vice President-Administration, General Counsel and Secretary of Worthington.  As of October 22, 2009, Mr. Brinkman beneficially owned 25,761 common shares and also had currently exercisable options to purchase an additional 117,000 common shares.  Pursuant to our Code of Regulations and an Indemnification Agreement entered into between Worthington and Mr. Brinkman on July 25, 2008, we are required to indemnify Mr. Brinkman, to the greatest extent permitted by Ohio law, against specified expenses and liabilities that may arise in connection with a proceeding by reason of his status or service as an officer of Worthington, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Worthington and, with respect to any criminal proceeding, Mr. Brinkman had no reasonable cause to believe his conduct was unlawful.

EXPERTS

KPMG LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule, included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus.  Our financial statements and schedule are incorporated by reference in reliance on KPMG LLP’s reports, given on their authority as experts in accounting and auditing.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Under Section 1701.13(E) of the Ohio Revised Code (the “OGCL”), directors, officers, employees and agents of Ohio corporations have an absolute right to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by them to the extent they are successful in defense of any action, suit or proceeding, including derivative actions, brought against them, or in defense of any claim, issue or matter asserted in any such proceeding.  A director, officer, employee or agent is entitled to such indemnification if such person’s success is “on the merits or otherwise.”  Directors (but not officers, employees or agents) are entitled to mandatory payment of expenses by the corporation as they are incurred, in advance of the final disposition of the action, suit or proceeding, provided the directors agree to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that the directors’ act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Section 1701.13(E) of the OGCL permits a corporation to indemnify directors, officers, employees or agents of the corporation in circumstances where indemnification is not mandated by the statute if certain statutory standards are satisfied.  A corporation may grant indemnification in actions other than derivative actions if the indemnitee has acted in good faith and in a manner the indemnitee reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful.  Such indemnification is permitted against expenses (including attorneys’ fees) as well as judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee.

An Ohio corporation may also provide indemnification in derivative actions for attorneys’ fees and expenses actually and reasonably incurred in connection with the defense or settlement of an action if the officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation.  Ohio law does not expressly authorize indemnification against judgments, fines and amounts paid in settlement of such actions.  The corporation may not indemnify a director, officer, employee or agent in such actions for attorneys’ fees and expenses if such person is adjudged to be liable to the corporation for negligence or misconduct in the performance of such person’s duties to the corporation, unless and only to the extent that a court determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity.

Section 1701.13(E) of the OGCL states that the indemnification provided thereby is not exclusive of any other rights granted to those persons seeking indemnification under the articles, the regulations, any agreement, a vote of the shareholders or disinterested directors, or otherwise.

The OGCL grants express power to an Ohio corporation to purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit and self-insurance, for director, officer, employee or agent liability, regardless of whether that individual is otherwise eligible for indemnification by the corporation.

Our Code of Regulations (the “Regulations”) provides for broader indemnification than specifically afforded under Section 1701.13(E) of the OGCL.  The Regulations provide that we must indemnify officers and directors against expenses (including attorneys’ fees, filing fees, court reporters’ fees and transcript costs), judgments, fines and amounts paid in settlement incurred in connection with any pending, threatened or completed action (whether criminal, civil, administrative or investigative) by reason of the fact that any such individual is or was a director, officer, employee, agent or volunteer of Worthington or is or was serving at our request as a director, trustee, officer, employee, member, manager, agent or volunteer of another corporation or other entity so long as such individual’s act or omission was not occasioned by such individual’s intent to cause injury to, or by such individual’s reckless disregard for the best interests of, Worthington and, with respect to any criminal matter, such individual had no reasonable cause to believe such individual’s conduct was unlawful.  The Regulations forbid us from indemnifying an officer or director if such person is adjudged to be liable for an act or omission occasioned by such person’s deliberate intent to cause injury to, or by such person’s reckless disregard for the best interests of, Worthington unless and only to the extent a court, in view of all the circumstances, concludes that such person is fairly and reasonably entitled to such indemnity as the court deems proper.  The Regulations recite a presumption (which may only be rebutted by clear and convincing evidence) that no act or omission by a director or officer was occasioned by an intent to cause injury to, or by a reckless disregard for the best interests of, Worthington, and with respect to any criminal matter, that no director or officer had reasonable cause to believe his or her conduct was unlawful.

Under the Regulations, directors and officers are entitled to mandatory payment of expenses (including, without limitation, attorneys’ fees, filing fees, court reporters’ fees and transcript costs) by Worthington as they are incurred, in advance of final disposition of the action, suit or proceeding, provided the directors and officers agree to repay the amount advanced if it is proved by clear and convincing evidence in a court of competent jurisdiction that the directors’ or officers’ act or failure to act was done with deliberate intent to cause injury to Worthington or their reckless disregard for Worthington’s best interests unless, and only to the extent that a court determines upon application that, despite such determination, and in view of all of the circumstances, the directors or officers are fairly and reasonably entitled to all or part of the indemnification.

The Regulations state that the indemnification provided thereby is not exclusive of any other rights to which any person seeking indemnification may be entitled.  Additionally, the Regulations provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, agent or volunteer of Worthington, or who is or was serving another entity at our request, against any liability asserted against such person and incurred by such person in such capacity, or arising out of such person’s status as such, whether or not we would have the obligation or power to indemnify such person under the Regulations.  The Regulations also authorize us to purchase and maintain trust funds, letters of credit or self-insurance on behalf of any person who is or was a director, officer, employee, agent or volunteer of Worthington or who is or has served another entity at our request.

Worthington has also entered into separate Indemnification Agreements with its officers and directors which provide for indemnification similar to that provided under the Regulations.  The Indemnification Agreements also provide procedures for determining an indemnitee’s entitlement to indemnification and specify certain remedies for an indemnitee relating to indemnification and advancement of expenses.

Worthington has maintained and may continue to maintain insurance to insure Worthington’s present or former directors, officers and employees against liabilities and expenses arising out of any claim or breach of duty, error, misstatement, misleading statement, omission or other acts done by reason of their being such directors, officers or employees of Worthington.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Worthington pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

Addendum A

Worthington Industries, Inc.
Dividend Reinvestment and Stock Purchase Plan

Fee Table:
Certificate Issuance	Company paid
Certificate Deposit	Company paid
Investment Fees
dividend reinvestment service fee	Company paid
optional cash investment service fee	Company paid
automatic withdrawal service fee	Company paid
purchase commission	Company paid
Sale Fees
service fee	$15.00 per transaction
sale commission	$0.10 per share
direct deposit of net sale proceeds	$5.00 per transaction
Fee for Returned Check or Rejected Automatic Bank Withdrawal	$25.00 per item
Prior Year Duplicate Statement	$15.00 per year